Filed by OpSec Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Investcorp Europe Acquisitions Corp I

Commission File No.: 001-41161

Date: April 26, 2023

Partner E-Mail

EMAIL SUBJECT: OpSec Plans for Public Listing on Nasdaq

Dear XYZ,

As you may be aware, we recently announced our acquisition of Zacco, a leading provider of IP management services. This marks an important step in the evolution of OpSec from our origins in physical product authentication and, more recently, the protection of brand identity, reputation, and content online. Extending the value we can now bring, the combined business will offer full lifecycle IP and brand optimization, monetization, and protection solutions to some of the world’s leading brands.

As one of those valued existing customers, we wanted to take a moment to provide you with a further update on our business. Today, as you may have already seen, we are thrilled to announce a remarkable milestone for OpSec, as we plan to go public and list our stock on Nasdaq. This milestone is essentially an initial public offering (IPO), accomplished through a special purpose acquisition company (SPAC), Investcorp Europe Acquisition Corp I (NASDAQ: IVCB).

Because Investcorp Europe Acquisition Corp I is already publicly traded, OpSec will become a public company when the deal completes, later this year. We will continue to operate under our OpSec and Zacco brands and there will be no meaningful changes to the team or how we do business.

This event provides access to financial and other resources, as well as increased visibility as a public company, to strengthen our business and commitment to industry leadership and innovation for our clients. We are incredibly energized to kick off the next chapter in an ever more exciting journey.

Thank you sincerely for the part that you have played in getting us to this point, and we look forward to continuing our collaboration with you. For more information, you can view a press release on this announcement here. Please don’t hesitate to reach out with any questions.

Best,

Dr. Selva Selvaratnam

Additional Information about the Business Combination and Where to Find It

In connection with the proposed transaction, OpSec Holdings intends to file with the SEC a registration statement on Form F-4, which will include a preliminary proxy statement/prospectus and other relevant documents, which will be both the proxy statement to be distributed to Investcorp Europe’s shareholders in connection with Investcorp Europe’s solicitation of proxies for the vote by Investcorp Europe’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities of OpSec Holdings to be issued in connection with the business combination. SHAREHOLDERS OF INVESTCORP EUROPE ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT OPSEC HOLDINGS AND INVESTCORP EUROPE WILL FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Shareholders and investors will be able to obtain free copies of the proxy statement and other relevant materials (when they become available) and other documents filed by OpSec Holdings and Investcorp Europe at the SEC’s website at www.sec.gov. Copies of the prospectus/proxy statement (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, on Investcorp Europe’s website at www.investcorpspac.com or by directing a request to: Investcorp Europe Holdings Acquisition Corporation, Century Yard, Cricket Square, Elgin Avenue, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102, Attention: Chief Executive Officer.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of Investcorp Europe, OpSec Group and OpSec Holdings and their respective directors, executive officers and certain employees, may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Investcorp Europe’s directors and executive officers is available in Investcorp Europe’s final prospectus dated December 17, 2021 relating to its initial public offering and in Investcorp Europe’s subsequent filings with the SEC. Other information regarding OpSec Group and OpSec Holdings and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions or the negative thereof. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed transaction, including the risks that (a) the proposed transaction may not be consummated within the anticipated time period, or at all, (b) Investcorp Europe may fail to obtain shareholder approval of the issuance of shares in connection with the proposed transaction, (c) the parties may fail to secure the termination or expiration of any waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or required approvals under other applicable antitrust, competition and foreign investment laws, if any, and (d) other conditions to the consummation of the proposed transaction under the business combination agreement may not be satisfied; (2) the effects that any termination of the business combination agreement may have on Investcorp Europe or OpSec or their respective business, including the risks that Investcorp Europe’s share price may decline significantly if the proposed transaction is not completed; (3) the effects that the announcement or pendency of the proposed transaction may have on Investcorp Europe and its business, including the risks that as a result (a) Investcorp Europe’s business, operating results or stock price may suffer or (b) Investcorp Europe’s or OpSec’s current plans and operations may be disrupted; (4) the inability to recognize the anticipated benefits of the proposed transaction; (5) unexpected costs resulting from the proposed transaction; (6) changes in general economic conditions, including as a result of the COVID-19 pandemic; (7) regulatory conditions and developments; (8) changes in applicable laws or regulations; (9) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed transaction and instituted against Investcorp Europe, OpSec and others; and (10) other risks and uncertainties indicated from time to time in the Registration Statement relating to the proposed transaction, including those under “Risk Factors” therein, and in Investcorp Europe’s other filings with the Securities and Exchange Commission (“SEC”). Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Neither Investcorp Europe nor OpSec assumes any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.